

October 7, 2009

By U.S. mail and facsimile to (905) 319-9408

Mr. Edwin D. Johnson, Chief Financial Officer
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario
Canada L7L 6Z8

> **RE: Waste Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 0-25955**

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief